
07005966



SEC MAIL
RECEIVED
PROCESSING
MAR - 1 2007
WASH, D.C.
213
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67056

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/08/05 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **HBW Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3355 Cochran Street, Suite 100
(No. and Street)

Simi Valley	CA	93063
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Brown (404) 303-8840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S Quebec St, Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 03 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

HBW SECURITIES LLC

REPORT PURSUANT TO RULE 17A-5(d)

FOR THE PERIOD FROM INCEPTION (APRIL 8, 2005) TO DECEMBER 31, 2006

HBW SECURITIES LLC

TABLE OF CONTENTS



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Members of
HBW Securities LLC

We have audited the accompanying statement of financial condition of HBW Securities LLC as of December 31, 2006, and the related statements of operations, changes in members' equity and cash flows for the period from inception (April 8, 2005) through December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HBW Securities LLC as of December 31, 2006, and the results of its operations and its cash flows for the period from inception (April 8, 2005) through December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 2, 2007

HBW SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

CASH	$	158,312
COMMISSIONS RECEIVABLE		340,292
DEPOSITS		14,487
Total assets	**$**	**513,091**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Commissions and bonuses payable	$	361,328
CONTINGENCIES (Note 5)		
MEMBERS' EQUITY (Note 2):		
Class A units, 660,000 units authorized; 442,000 units outstanding		46,687
Class B units, 340,000 units authorized; 100,000 units outstanding		105,076
Total members' equity		151,763
Total liabilities and members' equity	**$**	**513,091**

The accompanying notes are an integral part of this statement.

HBW SECURITIES LLC

STATEMENT OF OPERATIONS
FOR THE PERIOD FROM INCEPTION (APRIL 8, 2005)
THROUGH DECEMBER 31, 2006

REVENUE:		
Commissions	$	3,723,958
Other income		1,111,358
Total revenue		4,835,316
EXPENSES:		
Commissions		3,298,216
Software maintenance and licensing fees		59,078
General and administrative		1,396,148
Professional fees		31,111
Total expenses		4,784,553
NET INCOME	**$**	**50,763**

The accompanying notes are an integral part of this statement.

HBW SECURITIES LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY FOR THE PERIOD FROM INCEPTION (APRIL 8, 2005) THROUGH DECEMBER 31, 2006

	Class A		Class B		Total Members' Equity
	Units	Amount	Units	Amount	
BALANCES,					
Inception (April 8, 2005)	-	$ -	-	$ -	$ -
Sale of member units	442,000	1,000	100,000	100,000	101,000
Net income	-	45,687	-	5,076	50,763
BALANCES,					
December 31, 2006	**442,000**	**$ 46,687**	**100,000**	**$ 105,076**	**$ 151,763**

The accompanying notes are an integral part of this statement.

HBW SECURITIES LLC

STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM INCEPTION (APRIL 8, 2005)
THROUGH DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 50,763
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in commissions receivable	(340,292)
Increase in deposits	(14,487)
Increase in commissions and bonuses payable	361,328
Net cash provided by operating activities	57,312
CASH FLOWS FROM FINANCING ACTIVITIES:	
Sale of member units	101,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	158,312
CASH AND CASH EQUIVALENTS, at inception, April 8, 2005	-
CASH AND CASH EQUIVALENTS, at December 31, 2006	$ 158,312

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

HBW Securities LLC (the "Company") was incorporated in California on April 8, 2005 and began operations on January 1, 2006. The Company operates as a securities broker-dealer in mutual funds and variable annuities.

15c3-3 Exemption

The Company does not hold customer securities or perform custodial functions relating to customer accounts, and therefore is exempt from the possession and control requirements of Rule 15c3-3 under 15c3-3(k)(2)(i).

Revenue Recognition

Revenue associated with mutual fund and variable annuity commissions and the related commission expenses are recognized on a trade-date basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company and is recognized as a Partnership by the Internal Revenue Service. Accordingly, the Company does not record a provision for income taxes because each member reports their share of the Company's income or loss on their income tax returns.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2006, the Company had net capital and net capital requirements of $108,311 and $24,090, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 3.34 to 1. According to Rule 15c3-1 the Company's net capital ratio in its first year of operations shall not exceed 8 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has an administrative services agreement (the "Agreement") with an affiliated company, HBW Insurance and Financial Services, Inc. ("Insurance"). Under the Agreement, the Company pays Insurance a monthly amount based on activity and net income to cover expenses paid by Insurance, such as office space, equipment, telephone, salaries and other operational services. During the period from inception (April 8, 2005) through December 31, 2006, the Company paid Insurance $563,193 to cover its portion of expenses paid by Insurance.

NOTE 4 - MEMBERS' EQUITY

The Company is authorized to issue up to 1,000,000 Units, of which 660,000 are denominated as Class A Units and the remaining amount denominated as either Class B Units or Class C Units as determined by the managers. Class A units are deemed to be the managing units and accordingly, have all the voting rights to make management decisions. Class B and C units are non-voting units..

Subsequent to year end a distribution of $51,525 was made to the Class A Member and $5,725 to the Class B Member.

NOTE 5 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

The Company's financial instruments, including cash, commissions receivable, deposits and commissions payable are carried at amounts that approximate fair value due to their short term maturities.

The Company's cash is maintained at a single financial institution in amounts that exceed the federally insured limit of $100,000. At December 31, 2006, the Company had $8,312 in excess of this requirement which is subject to loss should the bank cease operations. The Company has not experienced any losses in such accounts and believes it is not exposed to significant risk in this area.

SUPPLEMENTAL INFORMATION

HBW SECURITIES LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 DECEMBER 31, 2006

CREDIT:		
Members' equity	$	151,763
DEBITS:		
Nonallowable assets:		
Commissions receivable		28,965
Deposits		14,487
Total debits		43,452
NET CAPITAL		108,311
Minimum requirements of 6-2/3% of aggregate indebtedness of $361,328 or $5,000, whichever is greater		24,090
Excess net capital	**$**	**84,221**
AGGREGATE INDEBTEDNESS:		
Commissions and bonuses payable	**$**	**361,328**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**3.34 to 1**

Note - There are no material differences between the above computation of net capital and the corresponding computation as filed by the Company with the unaudited Form X-17A-5 as of December 31, 2006.

See the accompanying Independent Auditors' Report.



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Members of
HBW Securities LLC

In planning and performing our audit of the financial statements and supplementary information of HBW Securities LLC for the period of inception (April 8, 2005) through December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by HBW Securities LLC that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of HBW Securities LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

In addition, our review indicated that HBW Securities LLC was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2006, and no facts came to our attention to indicate that such conditions had not been complied with during the period from inception, April 8, 2005 through December 31, 2006.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 2, 2007

END